2004 - 4

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period commencing February 11, 2004 through April 13, 2004

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Name of registrant)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

A. Westerlaken
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the Quarterly Report of the Philips Group for the three months ended March 31, 2004, dated April 13, 2004 as well as a copy of the press releases entitled:

•	“Philips Brings Consumer Access to Digital Content Anywhere and Anytime”, dated February 25, 2004;

•	“Philips CFO Updates Market at Citigroup Conference”, dated March 5, 2004;

•	“Philips Accelerates Realization of Connected Planet Vision with Near Field Communication (NFC) Technology”, dated March 17, 2004;

•	“Philips to Enable Consumers with Easy Access to the Digital World”, dated March 17, 2004;

•	“First-Generation Electronic Paper Display from Philips, Sony and E Ink to Be Used in New Electronic Reading Device”, dated March 24, 2004;

•	“Philips Notified of Late Filing by MedQuist”, dated March 25, 2004;

•	“Philips Reports Net Profit of EUR 550 Million in First Quarter”, dated April 13, 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 13th day of April 2004.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ G.J. Kleisterlee
G.J. Kleisterlee
(President,
Chairman of the Board of Management)

/s/ J.H.M. Hommen
J.H.M. Hommen
(Vice-Chairman of the Board of Management
and Chief Financial Officer)

Report on the performance of the Philips Group
Philips Group
Medical Systems
Domestic Appliances and Personal Care
Consumer Electronics
Lighting
Semiconductors
Miscellaneous
Unallocated
Pension costs
Joint ventures LG.Philips LCD and LG.Philips Displays
Subsequent events and Other information
Outlook
Consolidated statements of income
Consolidated balance sheets and additional ratios
Consolidated statements of cash flows
Consolidated statement of changes in stockholders’ equity
Product sectors
Product sectors, main countries and regions
Pension costs
Philips quarterly statistics

‘Safe Harbor’ Statement under the Private Securities Litigation Reform Act of 1995

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, cost savings) in particular the outlook paragraph in this report. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates (in particular, changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates. Rankings are based on sales unless otherwise stated.

Use of Non-GAAP Information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent GAAP measure and should be used in conjunction with the most directly comparable US GAAP measure(s). Unless otherwise indicated in this document, a discussion of the non-GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) is contained in the Annual Report 2003, ‘Financial Statements and Analysis”.

Report on the performance of the Philips Group

– all amounts in millions of euros unless otherwise stated

– the data included in this report are unaudited

– financial reporting according to US GAAP

Philips reports net profit of EUR 550 million in first quarter

•	Nominal sales growth of 2% — comparable sales up 8% driven by Semiconductors and Consumer Electronics

•	Income from operations EUR 218 million

•	Unconsolidated companies contributed EUR 457 million to net income — this included EUR 156 million for a gain related to Atos Origin

•	Cash flow from operating activities of EUR 404 million

•	Net debt : group equity ratio 18 : 82

The first quarter 2004

Philips recorded a net income of EUR 550 million (a profit of EUR 0.43 per share) versus a loss of EUR 69 million (a loss of EUR 0.05 per share) in the same period last year.

Nominal sales amounted to EUR 6,631 million and increased by 2% over the same period last year. Weaker US dollar and dollar-related currencies had a downward effect of 7%, while various consolidations had a 1% upward effect. Comparable sales increased by 8%, predominantly driven by strong sales growth at Semiconductors and Consumer Electronics. Sales growth at Medical Systems was also solid.

Income from operations was a profit of EUR 218 million, an increase compared to Q1 2003 of EUR 186 million. The main increase came from improved performance at Semiconductors, supported by higher sales, improved margins, and the benefits of earlier restructurings.

Unconsolidated companies contributed EUR 457 million to net income; an improvement of EUR 481 million over Q1 2003. Contributing to these improved results was a dilution gain of EUR 156 million on Philips’ participation in Atos Origin. Results from LG.Philips LCD were EUR 215 million; an increase of EUR 232 million, driven by much higher sales volumes and increased panel prices.

Cash flow from operating activities was an inflow of EUR 404 million. In Q1 2003, cash flow from operating activities was an outflow of EUR 205 million. Inventories as a percentage of sales was 12.1%, which was exactly the same as at the end of Q1 2003.

Gerard Kleisterlee,

Philips’ President and CEO:

“In the first quarter, we managed to maintain the momentum we achieved toward the end of 2003, and were able to grow our sales and improve our earnings substantially compared to the first quarter of 2003. Our results and our order books indicate that the Company is on a more stable footing now, and we should see this trend continue through the rest of 2004.

As we proceed through 2004, we’ll need to begin gradually shifting the emphasis from repairing and regrouping, to building and expanding our Company. However, we will not lose sight of the financial discipline we’ve nurtured within Philips as it has helped us to be positioned for future growth. As we move forward to grow our business, we must keep the goals of our “Towards One Philips” program in sight — becoming more marketing driven while we keep focus on the healthcare, lifestyle and the enabling technologies markets we serve, bringing out the innovative products that customers want, and working closely together — both across the Company and with our partners.”

Philips Group

Highlights in the quarter

Net income

•	Net income in Q1 was a profit of EUR 550 million and improved by EUR 619 million compared to last year. The improvement was mainly driven by higher results at Semiconductors, and strong performance from unconsolidated companies — in particular LG.Philips LCD — and a non-operational dilution gain related to Atos Origin.

•	Income from operations was a profit of EUR 218 million, which was a EUR 186 million improvement compared to Q1 2003. This was due to a much stronger performance at Semiconductors. Pension costs of EUR 132 million were EUR 14 million higher than Q1 2003 due to a settlement charge of EUR 34 million resulting from changes to the Dutch pension plan (see also page 14 Pension costs).

•	Income taxes were calculated using an estimated effective tax rate of 30% on pre-tax income.

Net income
in millions of euros unless otherwise stated

	Q1	Q1
	2003	2004
Sales	6,499	6,631
Income from operations	32	218
in % of sales	0.5	3.3
Financial income and expenses	(82)	(66)
Income taxes	12	(46)
Results unconsolidated companies	(24)	457
Minority interests	(7)	(13)

Net income (loss)	(69)	550
Per common share — basic	(0.05)	0.43
— diluted	(0.05)	0.43

Group sales

•	Group sales were 2% higher than last year on a nominal basis. Weaker US dollar and dollar-related currencies had a downward effect of 7%, while various consolidations had a 1% upward effect.

•	Comparable sales increased 8%, predominantly due to strong sales growth at Semiconductors and Consumer Electronics (CE). Sales growth at Medical Systems was also solid. Semiconductors recorded double-digit growth, mainly driven by Mobile Communications. All regions contributed to the strong sales growth at CE. In Domestic Appliances and Personal Care (DAP), soft market conditions, in particular in Western Europe and North America, led to lower sales.

Sales by sector
in millions of euros unless otherwise stated

			% change
	Q1	Q1
	2003	2004	nominal	comparable
Medical Systems	1,329	1,258	(5)	4
DAP	458	393	(14)	(9)
CE	1,943	2,011	3	9
Lighting	1,154	1,077	(7)	0
Semiconductors	1,126	1,304	16	24
Miscellaneous	489	588	20	12

Philips group	6,499	6,631	2	8

Sales per region

•	On a nominal basis, sales in Europe/Africa decreased slightly compared to last year. Excluding currency effects, sales were flat. Germany posted strong comparable growth (10%), and sales in Spain, the Netherlands and France decreased.

•	North America witnessed a 9% nominal sales decrease. This was due to the weaker US dollar, which had a downward effect of 14%.

•	Sales in Asia Pacific increased 18% nominally, despite weaker currencies, which had a decreasing effect of 13%. Comparable growth was 25% in Q1. China was again leading in terms of global growth.

     Income from operations

•	Medical Systems and Lighting recorded solid results, and the strongly improved performance at Semiconductors was supported by higher sales, improved margins and the benefits of earlier restructurings.

•	In DAP, a shortfall in income from operations could be traced to lower sales, while the gross margin as a percentage of sales was maintained.

•	In CE, higher sales and lower costs supported income from operations. This however was offset by lower past use license income.

Income (loss) from operations by sector
in millions of euros unless otherwise stated

	Q1	Q1
	2003	2004
Medical Systems	70	92
DAP	81	44
CE	73	59
Lighting	173	165
Semiconductors	(178)	75
Miscellaneous	(56)	(63)
Unallocated	(131)	(154)

Income (loss) from operations	32	218
in % of sales	0.5	3.3

•	Financial expenses were EUR 16 million lower than last year, mainly due to lower interest expenses related to the lower level of debt.

Financial income and expenses
in millions of euros

	Q1	Q1
	2003	2004
Interest expenses (net)	(82)	(66)
Gain on sale of securities	—	—

Total	(82)	(66)

Results relating to unconsolidated companies

•	Unconsolidated companies contributed EUR 457 million to the results. Included in these improved results was a dilution gain of EUR 156 million relating to the acquisition of Schlumberger Sema by Atos Origin.

•	Results from LG.Philips LCD were significantly stronger, driven by a substantial increase in sales volumes and higher panel prices.

•	The results for LG.Philips Displays include EUR 11 million in restructuring charges.

•	In accordance with the provisions of the FASB Interpretation 46, the Systems on Silicon Manufacturing (SSMC) investment was consolidated as of January 1, 2004.

Results unconsolidated companies
in millions of euros

	Q1	Q1
	2003	2004
LG.Philips LCD	(17)	215
LG.Philips Displays	(17)	(5)
SSMC	(12)	—
Others	22	247

Total	(24)	457

Cash balance

•	Part of the ending cash balance will be used to redeem bonds that mature in July 2004 and to pay dividends of EUR 460 million following the approval of the General Meeting of Shareholders on March 25, 2004.

Cash balance
in millions of euros

	Q1	Q1
	2003	2004
Beginning balance	1,858	3,072
Net cash from operating activities	(205)	404
Gross capital expenditures	(177)	(272)
Acquisitions/divestments	(157)	(18)
Other cash from investing activities	183	27
Dividend paid	—	—
Changes in debt/other	66	(108)

Ending balance	1,568	3,105

Cash flows from operating activities

•	Cash flow from operating activities was an inflow of EUR 404 million. In Q1 2003, cash flow from operating activities was an outflow of EUR 205 million mainly due to a higher cash outflow for working capital.

•	Semiconductors generated a strong cash flow from operating activities. Medical Systems and Lighting also contributed to the improved cash flow from operating activities compared to Q1 of last year.

Capital expenditures and other investments

•	Gross capital expenditures of EUR 272 million were EUR 95 million higher than last year, primarily due to higher expenditures in Semiconductors.

•	Gross capital expenditures were EUR 163 million for Semiconductors. This includes EUR 57 million for SSMC.

•	In addition to capital expenditures, EUR 22 million was invested in Q1 2004 in Crolles2 — a joint semiconductors operation of Philips, Motorola and STMicroelectronics.

Inventories

•	Inventories as a percentage of sales was 12.1%, which was exactly in line with Q1 of 2003.

•	Compared to Q1 2003, improvements were visible in Medical Systems, Lighting and DAP. Inventories as a percentage of sales was higher in Semiconductors due to increasing production and higher in Consumer Electronics.

•	Enhanced supply chain and working capital management remains a key area of focus within all businesses.

Net debt and group equity

•	Net debt increased EUR 230 million compared to the end of Q4 2003. This included the consolidation effect of SSMC amounting to EUR 271 million.

•	Compared to Q4 2003, group equity increased EUR 662 million. The main contribution to group equity was the consolidation of SSMC (EUR 106 million), the positive net income of EUR 550 million, and favorable translation effects of EUR 384 million. This was partly offset by dividends payable of EUR 460 million.

•	Net debt : group equity at the end of the quarter was 18 : 82 and remained unchanged from the last quarter.

Employment

•	At the end of Q1, the number of employees was 874 higher than at the end of Q4 2003. Consolidations — mainly SSMC within Semiconductors - added 959 to the total number of employees.

•	An increase in headcount in Lighting and Semiconductors was offset by decreases in Consumer Electronics and Optical Storage.

Medical Systems

Business highlights

•	The iU22 Ultrasound System — a new generation of ultrasound with real-time 4D imaging, voice activated control and automated image optimization — was launched globally.

•	A seven-year Medical IT agreement was signed with Baptist Health South Florida for one of the world’s largest multi-hospital picture archiving and communication systems (PACS).

•	A partnership was formed with the American Society of Radiologic Technologists (ASRT) to use Philips Online Learning Center to provide the ASRT with ongoing educational opportunities.

Medical Systems: key data
in millions of euros unless otherwise stated

	Q1	Q1
	2003	2004
Sales	1,329	1,258
Sales growth
% nominal	(20)	(5)
% comparable	0	4
Income from operations	70	92
in % of sales	5.3	7.3
Net operating capital (NOC)	4,828	3,803
Number of employees (FTEs)	31,261	30,210

Financial performance

•	Comparable sales grew 4% compared to last year mainly driven by growth in X-Ray, Computed Tomography, Patient Monitoring and Medical IT.

•	In particular, North America, Latin America and Asia Pacific contributed to the comparable sales growth.

•	Income from operations improved EUR 22 million from last year, mainly due to productivity improvements and cost control.

Looking ahead

•	Increasing competition and price pressure in the healthcare industry as a result of ongoing consolidation.

•	Medical Systems on track to reaching 14% EBITA as a percentage of sales in 2004.

Domestic Appliances and Personal Care

Business highlights

•	Successful launch in March of the Senseo coffeemaker in the United States with sales commencing in Q2. Number of units sold in Europe exceeded five million since first being brought onto the market.

•	In Garment Care, Philips partners with Unilever to launch the new Robijn/ Philips Perfective Iron into the Dutch market. This product was positively received by trade partners and consumers.

•	The new Cool Skin range was launched to retailers in both North America and Europe.

DAP: key data

in millions of euros unless otherwise stated

	Q1	Q1
	2003	2004
Sales	458	393
Sales growth
% nominal	1	(14)
% comparable	12	(9)
Income from operations	81	44
in % of sales	17.7	11.2
Net operating capital (NOC)	583	522
Number of employees (FTEs)	8,783	8,263

Financial performance

•	Compared to last year, nominal sales were 14% lower. Weaker dollar and dollar-related currencies contributed to 5% lower nominal sales.

•	The 9% decline in comparable sales was primarily due to soft market conditions, in particular in Western Europe and North America. De-stocking of inventories in retail channels also contributed to this decline. Furthermore, last year’s sales benefited from the impact of several product launches. In Q1 2004, China however achieved a 20% comparable growth in sales.

•	The decline in sales contributed to lower income from operations. Nevertheless, solid gross margins were maintained.

•	Continued focus on asset management led to a reduction in net operating capital.

Looking ahead

•	Focus on launching new products, building partnerships, expanding retail channels into new geographical regions, and enhancing purchasing and cost savings.

•	Investments in advertising and promotion will be increased in Q2 to stimulate demand.

•	Competitive pressure — in particular in the North American Shaving business.

Consumer Electronics

Business highlights

•	At CeBIT, Consumer Electronics extended its Connected Planet vision to include Near Field Communication (NFC) technology, which enables easy installation of network products.

•	PixelPlus 2 and Ambilight — two unique picture quality technologies — were introduced in top model LCD and Plasma TVs. PixelPlus 2 creates sharper, more detailed pictures, and Ambilight enhances viewing through background lighting.

•	A new range of portable audio, imaging and multimedia products for young consumers was launched. These include the HDD 70 micro audio jukebox, the key 019 wearable camcorder and the Philips 759 mobile phone which can be used to ‘tag, personalize and send’ messages.

Consumer Electronics: key data
in millions of euros unless otherwise stated

	Q1	Q1
	2003	2004
Sales	1,943	2,011
Sales growth
% nominal	(14)	3
% comparable	(5)	9
Income from operations	73	59
in % of sales	3.8	2.9
Net operating capital (NOC)	150	71
Number of employees (FTEs)	18,932	17,893

Financial performance

•	CE sales (excluding Licenses) amounted to EUR 1,931 million, reflecting a strong comparable growth of 12% due in particular to improved sales of GSM and Set-top Boxes. Comparable sales growth was visible across all regions.

•	Income from operations of CE (excluding Licenses) was a loss EUR 10 million; an improvement of EUR 18 million compared to last year. Improvements were visible across all businesses. Income from operations included restructuring charges of EUR 14 million, which were more than offset by savings.

•	Sales of Licenses amounted to EUR 80 million. Income from operations for Q1 2004 was EUR 69 million, which included EUR 25 million for past use licenses. In Q1 2003, income from operations amounted to EUR 101 million, which included EUR 63 million for past use licenses.

Looking ahead

•	The business renewal project is on track: expected restructuring charges in Q2 of approximately EUR 35 million will be partly offset by savings in the quarter.

•	The Summer Olympics and European Football Championships are expected to help compensate for high stock levels in retail channels.

Lighting

Business highlights

•	“Sustainable” tubular fluorescent lighting products — the TL-D Xtra and TL-D Xtreme, which offer significant improvements in lifetime and reliability, were launched.

•	A new marketing concept was introduced in Latin America: Philips Disney Lightbulbs, featuring Disney characters and uniquely innovative packaging.

Lighting: key data
in millions of euros unless otherwise stated

	Q1	Q1
	2003	2004
Sales	1,154	1,077
Sales growth
% nominal	(6)	(7)
% comparable	4	0
Income from operations	173	165
in % of sales	15.0	15.3
Net operating capital (NOC)	1,815	1,614
Number of employees (FTEs)	45,968	44,353

Financial performance

•	On a comparable basis, Lighting sales reached last year’s level. Automotive, Special Lighting & UHP and Lighting Electronics achieved a comparable positive growth in sales.

•	Income from operations of EUR 165 million was solid, and increased compared to Q4 2003 thanks to lower selling expenses and a sustained gross margin as a percentage of sales. Income from operations as a percentage of sales increased to 15.3%, driven by ongoing operational improvements.

•	An improvement in the development of working capital contributed to a strong cash flow.

Looking ahead

•	Capacity for innovative products (UHP, Xenon) to be expanded.

•	Capital expenditures to be focused on innovative products and new technologies for both existing and new applications.

•	We will continue to pursue strict cost control, optimize supply chain management, use assets more efficiently, and enhance savings in purchasing.

Semiconductors

Business highlights

•	The Near Field Communication (NFC) Forum was established with Sony and Nokia to enable the use of touch-based interactions in consumer electronics, mobile devices, PCs and smart objects, and to promote NFC technology to ensure interoperability.

•	An RF (radio frequency) System-in-a-Package, which dramatically reduces the number of RF components in Nexperia™ Cellular System Solutions, was introduced.

•	The world’s first DVD+R/+RW and hard disk drive (HDD) combination Nexperia™ Home semiconductor reference design was launched. It allows consumers to store and access digital content from video, audio, gaming devices and data from personal computers.

Semiconductors: key data

in millions of euros unless otherwise stated

	Q1	Q1
	2003	2004
Sales	1,126	1,304
Segment revenues	1,173	1,349
Segment revenues growth
% nominal	(10)	15
% comparable	2	24
Income (loss) from operations	(178)	75
in % of segment revenues	(15.2)	5.6
in % of sales	(15.8)	5.8
Net operating capital (NOC)	3,637	3,240
Number of employees (FTEs)	34,306	35,168

Financial performance

•	Sequential revenues, excluding Mobile Display Systems (MDS) and SSMC, decreased 5% in US dollar terms. Sequential revenues for MDS decreased 20% in US dollar terms.

•	Compared to Q1 2003, income from operations strongly recovered, mainly due to improved performance in the Mobile Communication and Standard Products businesses. In Q1 2003, several restructuring and other charges as well as an insurance proceed together had a net negative impact of EUR 48 million on income from operations.

•	Compared to Q4 2003, apart from lower sales levels, income from operations was hampered by lower margins — in particular for consumer IC’s, by a lower US dollar, and by lower revenue from customer development services.

•	Utilization rates increased further to 90% in Q1 from 84% in Q4 2003. On a comparable basis — including SSMC and excluding the facility in Caen — the increase was only 1%.

Looking ahead

•	The book-to-bill ratio (excluding MDS) at the end of Q1 continued to improve to 1.25 versus 1.18 at Q4 2003, thereby resulting in lengthening lead-times in the order book.

•	Mid-single-digit sequential increase in US dollar terms in segment revenues is expected in Q2 2004.

•	Focus on further efficiencies to streamline manufacturing processes.

Miscellaneous

Business highlights

•	The development of ultra thin, lightweight, large-area, rollable displays was announced. Unbreakable, these displays can be rolled up into a small-sized housing when not being used.

•	At CeBIT, Philips Research demonstrated a variable-focus fluid lens system that has no mechanical moving parts and measures only 3 by 2.2 mm, making it easy to incorporate into miniature optical pathways.

•	Philips Design won 2004 iF Product Design Awards for the 190B4 LCD Monitor, the compact 1700CW City Line II vacuum cleaner, the DVD 590, and the Philishave Micro+ 40 series.

Miscellaneous: key data

in millions of euros unless otherwise stated

	Q1	Q1
	2003	2004
Sales	489	588
Sales growth
% nominal	(39)	20
% comparable	(8)	12
IFO Technology Cluster	(70)	(73)
IFO Corp. Investments and others	14	10

Income (loss) from operations	(56)	(63)
in % of sales	(11.5)	(10.7)
Net operating capital (NOC)	(160)	71
Number of employees (FTEs)	24,561	26,751

Financial performance Technology Cluster

•	At a loss of EUR 73 million, income from operations for the Technology Cluster was virtually at the same level as Q1 2003.

Financial performance Corp. Investments/others

•	Increase in nominal sales was driven primarily by Navigation Technologies (NAVTEQ) and by Optical Storage, which since Q2 2003 includes the venture with BenQ.

•	Optical Storage and NAVTEQ continued to improve their profitability. Income from operations at Assembléon also improved compared to Q1 2003.

•	In Q1 2003, income from operations included a gain of EUR 19 million related to the sale of certain speech recognition activities.

Looking ahead

•	Further execution of divestment program expected, assuming market conditions continue to improve.

Unallocated

Business highlights

•	In the area of environmental responsibility, in 2003 Philips managed to reduce energy consumption 9% and water usage 15% compared with the previous year.

Unallocated: key data

in millions of euros unless otherwise stated

	Q1	Q1
	2003	2004
Corporate and regional overheads	(66)	(72)
Pensions/postretirement benefit costs	(65)	(82)

Income (loss) from operations	(131)	(154)
Number of employees (FTEs)	2,583	2,674

Financial performance

•	Included in income from operations of Q1 2004 in the sector “Unallocated” was an allocation of EUR 22 million for a settlement charge relating to changes to the Dutch pension plan (see also page 14 Pension costs).

Looking ahead

•	Income from operations for pensions and postretirement benefit costs in the sector “Unallocated” is expected to decrease from a negative EUR 82 million in Q1 2004 to a negative of approximately EUR 30 million per quarter from Q2 2004 onwards.

Pension costs

Financial effect from changes
to the Dutch pension plan

On January 30, 2004 Philips reached an agreement in principle with trade unions in the Netherlands. On March 31, 2004 the final confirmation by the trade unions was obtained with respect to the proposed changes to the Dutch pension plan. The agreement was also confirmed by the Trustees of the Philips Pension Fund. As was previously announced, the new agreement will result in changes to the Company’s pension obligations towards its current and former employees and in a more balanced distribution of pension burdens between the Company and its employees.

The agreed change from a final pay to an average pay pension system in the Netherlands, which incorporates a limitation of the indexation, results in a reduction of the Company’s projected benefit obligation by EUR 766 million effective the end of March 2004. In addition, the transfer of existing pension obligations into a pre-pensioning fund leads to a further reduction of projected benefit obligations of EUR 468 million with a corresponding reduction of pension plan assets of EUR 480 million. After these changes, total plan assets for the Netherlands amounted to EUR 12.4 billion and the total projected benefit obligation for the Netherlands was approximately EUR 11.1 billion per the end of Q1 2004.

Due to this transfer, a settlement charge of EUR 34 million was recognized in Q1 2004. From Q2 2004 onwards, the new agreement will result in a reduction of quarterly net periodic pension costs of approximately EUR 36 million. Therefore, the full year impact on income from operations will be a reduction in costs of approximately EUR 74 million.

Looking ahead

The previously announced estimated net periodic pension costs for the Philips Group of EUR 350 million for 2004 have been adjusted downwards to approximately EUR 288 million. This will be approximately EUR 154 million lower than in 2003.

Joint ventures LG.Philips LCD and LG.Philips Displays

LG.Philips Displays joint venture (100%)

•	The overall LCD market continued to improve sequentially. As expected, demand was below Q4 2003 due to seasonality.

•	Sequential sales grew 3% in US dollar terms, but fell 3% in euros due to the weaker exchange rate. Compared to Q1 2003, nominal sales jumped 94%.

•	Average large panel prices increased a further 6% in US dollar terms over the level at the end of 2003. Total panel shipments slipped by 5% from last quarter. Large panel shipments for the quarter surpassed 6 million units.

•	Income from operations as a percentage of sales improved 6 percentage points compared to Q4 2003, driven by better panel prices and an improved product mix.

LG.Philips LCD joint venture (100%)
in millions of euros unless otherwise stated

	Q1	Q1
	2003	2004
Sales	769	1,490
Sales growth
% nominal	7	94
Income from operations	6	479
in % of sales	0.8	32.1
Net income (100%)	(34)	430
Net income (Philips share = 50%)	(17)	215
Net operating capital (NOC)	2,899	3,617
Number of employees (FTEs)	6,230	8,717

LG.Philips Displays joint venture (100%)

•	In Q1, sales of both television and monitor tubes exceeded expectations. Television tube sales were especially strong in the Americas and in Europe.

•	Although compared to Q1 2003 sales were 14% lower in euros, they were slightly higher than last year in US dollar terms.

•	Income from operations increased due to improved margins. Restructuring charges amounted to EUR 23 million — or approximately equal to Q1 2003.

•	Cash flow from operating activities continued to be positive. Net operating capital was significantly reduced due to asset impairments in Q4 2003 and reductions in working capital.

LG.Philips Displays joint venture (100%)

in millions of euros unless otherwise stated

	Q1	Q1
	2003	2004
Sales	934	803
Sales growth
% nominal	(22)	(14)
Income from operations	1	26
in % of sales	0.1	3.2
Net income (loss) (100%)	(34)	(10)
Net income (loss) (Philips share = 50%)	(17)	(5)
Net operating capital (NOC)	2,733	1,485
Number of employees (FTEs)	29,924	26,441

Subsequent events and Other information

Subsequent events

On April 12, 2004, Microsoft Corp. and InterTrust Technologies Corp., in which Philips owns a 49.5% stake, announced that Microsoft has taken a comprehensive license to InterTrust’s patent portfolio for a one-time payment of USD 440 million. The agreement resolves all outstanding litigation between the two companies. InterTrust receives rights under Microsoft patents to design and publish InterTrust reference technology specifications related to digital rights management (DRM) and security. Microsoft and InterTrust believe this agreement will accelerate adoption and development of DRM technologies. Following this agreement, Philips expects to report a net gain (after costs and taxes) of approximately USD 100 million in Q2 2004.

Other information

On March 24, 2004, MedQuist announced that its Board of Directors, in response to assertions made by a MedQuist employee of potential improper billing practices, had engaged independent outside counsel and PricewaterhouseCoopers to assist with a review of the MedQuist’s billing practices and related matters. MedQuist indicated that it was unable to predict when the review or the audit of its fiscal year 2003 results will be completed, or when it will be in a position to file its Annual Report on Form 10-K for the year ended December 31, 2003 with the U.S. Securities and Exchange Commission. MedQuist also stated that it was unable to assess whether the results of the review of its billing practices may have a material impact on its reported revenues and consolidated results of operations and financial position. MedQuist also announced that its common stock may be subject to delisting from The Nasdaq National Market as a result of the MedQuist’s failure to file its Form 10-K Annual Report. Philips holds approximately 70.9 percent of the common stock of MedQuist and consolidates the company. In 2002, MedQuist had total sales of EUR 514 million and an income from operations of EUR 68 million.

The shareholders of LG.Philips Displays (LPD) and the lending syndicate of banks have been discussing a consensual financial restructuring of LPD. Such negotiations are ongoing and are expected to involve support from the shareholders as already indicated in Philips’ 2003 Annual Report. Parties are still negotiating the respective levels and conditions of support to have a viable financial restructuring package for LPD.

In accordance with the provisions of the FASB Interpretation 46, Consolidation of Variable Interest Entities, the consequences for Philips Medical Capital (PMC) have been reviewed. It was concluded not to consolidate PMC, because the Company is not considered to be the primary beneficiary.

Outlook

Outlook

As we proceed through 2004, we will work toward maintaining the upward trend in the business, by building on the tough restructuring measures implemented in the past, fostering closer cooperation across our businesses, and making Philips a more truly marketing-driven company.

We can expect Semiconductors and Medical Systems to continue contributing to top-line growth and profitability, with solid support from Lighting. Medical Systems remains on track to achieving 14 percent EBITA (12.2 % income from operations) in 2004. Our restructured Semiconductors division will continue benefiting from a rebound in the markets it serves, and we expect to keep building on the success of our Nexperia chips. Lighting will continue to see a shift toward new technologies and applications leading to higher margins in this business.

Domestic Appliances and Personal Care will benefit from products launched in the first quarter of 2004 to compete successfully in a weaker business environment. We are expanding the global reach of the division’s business. In our Consumer Electronics business (excluding Licenses) achieving full-year profitability remains a top priority. This will be supported by the ongoing rollout of our Business Renewal Program, which aims to take EUR 400 million out of the division’s cost structure by the end of 2005. By playing a leadership role in new key product categories, such as high-end flat TVs and DVD+RW, our goal is profitable growth in this business.

Across all of our businesses, we will continue targeting synergies and ways of working more efficiently in our pursuit to reduce indirect costs in 2004 by an additional EUR 250 million.

We see the trend of improved performance continuing to be reflected in income from operations and net income.

Amsterdam, April 13, 2004

Board of Management

Consolidated statements of income

all amounts in millions of euros unless otherwise stated

	January to March
	2003	2004
Sales	6,499	6,631
Cost of sales	(4,354)	(4,438)

Gross margin	2,145	2,193
Selling expenses	(1,121)	(1,005)
General and administrative expenses	(373)	(361)
Research and development expenses	(633)	(614)
Impairment of goodwill	(10)	—
Restructuring and impairment charges	(65)	(16)
Other business income (expenses)	89	21

Income from operations	32	218
Financial income and expenses	(82)	(66)

Income (loss) before taxes	(50)	152
Income tax (expense) benefit	12	(46)

Income (loss) after taxes	(38)	106
Results relating to unconsolidated companies including net dilution gain of EUR 156 million (2003: nil)	(24)	457
Minority interests	(7)	(13)

Income (loss) before cumulative effect of a change in accounting principles	(69)	550
Cumulative effect of a change in accounting principles, net of tax	—	—

Net income (loss)	(69)	550
Income from operations
as a % of sales	0.5	3.3
Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic	1,276,292	1,280,770
• diluted	1,277,670	1,285,477
Basic earnings per common share in euros:
Income (loss) before cumulative effect of a change in accounting principles	(0.05)	0.43
Net income (loss)	(0.05)	0.43
Diluted earnings per common share in euros:
Income (loss) before cumulative effect of a change in accounting principles	(0.05)	0.43
Net income (loss)	(0.05)	0.43

The Group financial statements have been prepared on a basis consistent with US GAAP, which differs in certain respects from accounting principles as required by Dutch law (Dutch GAAP). Net income determined in accordance with Dutch GAAP amounted to a profit of EUR 449 million in the first quarter of 2004, compared to a loss of EUR 246 million in the corresponding period last year. These aggregate amounts result in basic earnings per common share of a profit of EUR 0.35 in January-March 2004 compared to a loss of EUR 0.19 last year. The difference between Dutch GAAP and US GAAP is caused by the fact that goodwill is no longer amortized under US GAAP and income recognition in respect of reversals of security impairments.

Consolidated balance sheets and additional ratios

all amounts in millions of euros unless otherwise stated

Consolidated balance sheet

	March 31,	December	March 31,
	2003	31, 2003	2004
Current assets:
Cash and cash equivalents	1,568	3,072	3,105
Receivables	4,885	4,628	4,868
Inventories	3,721	3,204	3,543
Other current assets	822	599	781

Total current assets	10,996	11,503	12,297
Non-current assets:
Investments in unconsolidated companies	6,143	4,841	5,506
Other non-current financial assets	1,192	1,213	1,322
Non-current receivables	248	218	227
Other non-current assets	2,440	2,581	2,450
Property, plant and equipment	5,810	4,879	5,413
Intangible assets excluding goodwill	1,657	1,271	1,255
Goodwill	3,135	2,494	2,591

Total assets	31,621	29,000	31,061
Current liabilities:
Accounts and notes payable	2,914	3,205	3,206
Accrued liabilities	3,394	2,754	3,176
Short-term provisions	1,121	949	863
Other current liabilities	603	649	744
Dividend payable	460	—	460
Short-term debt	788	1,684	1,820

Total current liabilities	9,280	9,241	10,269
Non-current liabilities:
Long-term debt	6,354	4,192	4,319
Long-term provisions	2,061	1,976	2,131
Other non-current liabilities	615	653	742

Total liabilities	18,310	16,062	17,461
Minority interests	187	175	314
Stockholders’ equity	13,124	12,763	13,286

Total liabilities and equity	31,621	29,000	31,061
Number of common shares outstanding at the end of period (in thousands)	1,276,462	1,280,686	1,279,125
Ratios
Stockholders’ equity,	13,124	12,763	13,286
per common share in euros	10.28	9.97	10.39
Inventories as a % of sales	12.1	11.0	12.1
Net debt : group equity ratio	30:70	18:82	18:82

Stockholders’ equity determined in accordance with Dutch GAAP amounted to EUR 12,563 million as of March 31, 2004 compared to EUR 13,286 million under US GAAP. The deviation is caused by the fact that goodwill under Dutch GAAP has to be amortized and charged to income, whereas under US GAAP it is no longer amortized, but instead tested for impairment.

Consolidated statements of cash flows *

all amounts in millions of euros

	January to March
	2003	2004
Cash flows from operating activities:
Net income (loss)	(69)	550
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	473	378
Impairment of equity investments	—	3
Net gain on sale of assets	(44)	(17)
Loss (income) from unconsolidated companies (net of dividends received)	25	(454)
Minority interests (net of dividends paid)	13	13
Increase in working capital/other current assets	(627)	(236)
Decrease in non-current receivables/other assets	60	167
Decrease in provisions	(38)	(7)
Other items	2	7

Net cash (used for) provided by operating activities	(205)	404
Cash flows from investing activities:
Purchase of intangible assets	(28)	(14)
Capital expenditures on property, plant and equipment	(177)	(272)
Proceeds from disposals of property, plant and equipment	34	27
Cash from derivatives	141	8
Proceeds from sale (purchase) of other non-current financial assets	36	6
Proceeds from sale of businesses (purchase of businesses)	(157)	(18)

Net cash used for investing activities	(151)	(263)
Cash flows before financing activities	(356)	141
Cash flows from financing activities:
Increase (decrease) in debt	66	(212)
Treasury stock transactions	8	(47)
Dividends paid	—	—

Net cash provided by (used for) financing activities	74	(259)
Decrease in cash and cash equivalents	(282)	(118)
Effect of change in consolidations on cash positions	—	116
Effect of changes in exchange rates on cash positions	(8)	35
Cash and cash equivalents at beginning of the period	1,858	3,072

Cash and cash equivalents at end of period	1,568	3,105

*	For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Consolidated statement of changes in stockholders’ equity

all amounts in millions of euros

	January to March 2004
				Accumulated other comprehensive income (loss)
					Available	Minimum			Total
		Capital in excess	Retained	Translation	for sale	pension	Cash flow	Treasury	stockholders’
	Common stock	of par value	earnings	differences	securities	liability	hedges	shares at cost	equity
Balance as of December 31, 2003	263	71	16,970	(3,364)	416	(362)	25	(1,256)	12,763
Net income			550						550
Net current period change				384	111	(13)	(17)		465
Reclassifications into income							5		5

Total comprehensive income (loss), net of tax			550	384	111	(13)	(12)		1,020
Dividend payable			(460)						(460)
Purchase of treasury stock								(80)	(80)
Re-issuance of treasury stock		(7)						39	32
Stock options: compensation plans		11							11

Balance as of March 31, 2004	263	75	17,060	(2,980)	527	(375)	13	(1,297)	13,286

Product sectors

all amounts in millions of euros unless otherwise stated

Segment revenues and income from operations

	January to March
	2003			2004
		Income (loss) from operations			Income (loss) from operations
	segment		as % of segment	segment		as % of segment
	revenues	amount	revenues	revenues	amount	revenues
Medical Systems	1,332	70	5.3	1,262	92	7.3
DAP	463	81	17.5	397	44	11.1
Consumer Electronics	1,962	73	3.7	2,029	59	2.9
Lighting	1,160	173	14.9	1,084	165	15.2
Semiconductors	1,173	(178)	(15.2)	1,349	75	5.6
Miscellaneous	689	(56)	(8.1)	787	(63)	(8.0)
Unallocated		(131)			(154)

Total	6,779	32		6,908	218
Intersegment revenues	(280)			(277)

Sales	6,499			6,631
Income from operations as a % of sales		0.5			3.3

Product sectors, main countries and regions

all amounts in millions of euros

Sales and total assets

	Sales (to third parties)		Total assets
	January to March		March 31,	March 31,
	2003	2004	2003	2004
Medical Systems	1,329	1,258	6,760	5,651
DAP	458	393	963	876
Consumer Electronics	1,943	2,011	2,510	2,383
Lighting	1,154	1,077	2,676	2,505
Semiconductors	1,126	1,304	7,050	4,763
Miscellaneous	489	588	5,259	6,997
Unallocated			6,403	7,886

Total	6,499	6,631	31,621	31,061

Sales and long-lived assets

	Sales (to third parties)		Long-lived assets *
	January to March		March 31,	March 31,
	2003	2004	2003	2004
Netherlands	295	275	1,581	1,559
United States	1,676	1,523	5,325	4,057
Germany	524	569	655	605
France	449	412	425	422
United Kingdom	282	275	275	246
China	561	667	358	380
Other countries	2,712	2,910	1,983	1,990

Total	6,499	6,631	10,602	9,259

* Includes property, plant and equipment and intangible assets-net.

Sales by region

	Sales (to third parties)
	January to March
	2003	2004
Europe/Africa	2,964	2,939
North America	1,759	1,607
Latin America	236	274
Asia Pacific	1,540	1,811

Total	6,499	6,631

Pension costs

all amounts in millions of euros unless otherwise stated

In accordance with SFAS No. 132 (revised 2003) the components of net periodic pension costs and costs of postretirement benefits other than pensions are the following:

Net periodic pension costs of defined benefit plans

	January to March 2004
	Netherlands	Other
Service cost-benefits earned during the period	52	28
Interest cost on the projected benefit obligation	160	93
Expected return on plan assets	(184)	(89)
Net amortization of unrecognized net transition (assets)/liabilities	—	8
Net actuarial (gain) loss recognized	(2)	9
Amortization of prior service cost	—	6
Settlement (gain) loss	34	1
Curtailment loss	—	—
Other	3	1

Net periodic cost	63	57

The net periodic pension costs in the first quarter of 2004 amounted to EUR 132 million, of which EUR 120 million for defined benefit plans (the Netherlands EUR 63 million, Other countries EUR 57 million) and EUR 12 million related to defined contribution plans outside the Netherlands.

Net periodic costs of postretirement benefits other than pensions

	January to March 2004
	Netherlands	Other
Service cost-benefits earned during the period	3	1
Interest cost on the accumulated postretirement benefit obligation	4	7
Expected return on plan assets	—	—
Amortization of unrecognized transition obligation	1	1
Net actuarial loss recognized	1	1
Amortization of prior service cost	—	—
Settlement (gain) loss	—	—
Curtailment loss	—	2
Other	—	—

Net periodic cost	9	12

Philips quarterly statistics

     all amounts in millions of euros unless otherwise stated; percentage increases always in relation to the corresponding period of previous year

	2003				2004
	1stquarter	2ndquarter	3rdquarter	4thquarter	1stquarter	2ndquarter	3rdquarter	4thquarter
Sales	6,499	6,532	6,989	9,017	6,631
% increase	(14)	(18)	(4)	1	2
Income (loss) from operations	32	(26)	(126)	608	218
as % of sales	0.5	(0.4)	(1.8)	6.7	3.3
% increase	(56)	—	—	—	—
Net income (loss)	(69)	42	124	598	550
% increase	—	—	—	—	—
per common share in euros	(0.05)	0.03	0.10	0.46	0.43

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	6,499	13,031	20,020	29,037	6,631
% increase	(14)	(16)	(13)	(9)	2
Income (loss) from operations	32	6	(120)	488	218
as % of sales	0.5	0.0	(0.6)	1.7	3.3
% increase	(56)	—	—	16	—
Net income (loss)	(69)	(27)	97	695	550
% increase	—	—	—	—	—
as a % of stockholders’ equity (ROE)	(2.1)	(0.3)	1.0	5.3	18.5
per common share in euros	(0.05)	(0.02)	0.08	0.54	0.43

	period ending 2003				period ending 2004
Inventories as % of sales	12.1	12.8	13.4	11.0	12.1
Net debt : group equity ratio	30:70	29:71	28:72	18:82	18:82
Total employees (in thousands)	166	164	166	164	165

Information also available on Internet, address: www.investor.philips.com
Printed in the Netherlands

Philips Brings Consumer Access to Digital Content Anywhere and Anytime

Content and Distribution Partnerships Speeding the Realisation of Philips’ Connected Planet Vision

Amsterdam, The Netherlands and Paris, France, February 25, 2004 — Royal Philips Electronics (AEX: PHI, NYSE: PHG), today reaffirmed its strategic vision of giving people the freedom to access and interact with the content they want, in the way they want, wherever they happen to be, in an easy, intuitive and convenient way. “The upcoming CeBIT 2004 forms a key stage in the continuing roll-out of the Connected Planet vision and we have today given a preview of some of the key technologies we’ll be showcasing at this fair,” said Gottfried Dutine, Executive Vice President Royal Philips Electronics and President & CEO of Philips Consumer Electronics at a press conference in Paris today. CeBIT 2004 will take place in Hannover, Germany, from March 18 to 24.

These technologies include the latest additions to Philips’ Streamium family of products that enable the wireless transmission of digital media content throughout PC and A/V environments. Philips will begin adding Streamium functionality to its TV range this year, with the introduction of an LCD Flat TV with WiFi enabled broadband connection. In this context the company underlined its alliances with major telecoms providers in seven European countries to jointly deliver Streamium across Europe. These partners include France Telecom, BT, Deutsche Telekom’s T-Com, Telecom Italia, Belgacom, KPN and Telefónica.

Dutine also gave details of its content partnerships with Yahoo!, MusicMatch and Radio Free Virgin which span internet radio, on-demand music videos, movie trailers and online photo services. “Our content and distribution partners no longer describe broadband in terms of household penetration levels, but rather share Philips’ view that broadband is becoming a utility for consumers like water, gas or electricity. These agreements are designed to make it easier for consumers to find and access content and then enjoy that content on the device of their choice — when and where they want,” explained Dutine.

Philips is also leading the development of contactless communication and identification solutions such as Near Field Communications (NFC) and Radio Frequency Identification (RFID). Both technologies unlock the digital world of broadband enabled content and services in a very consumer-friendly way. Dutine highlighted the company’s collaboration with Universal Music and Visa International, which will see the joint development and promotion of NFC and RFID technologies that will enable e-payment for interactive content services. “Through NFC, we are enabling consumers to access digital entertainment, in any format. Now, through our agreement with Visa we are showing how these technologies can change the way digital content and services are distributed, paid for and accessed by today’s universally connected consumer,” said Dutine.

“Wireless, broadband and digital media technologies are now widely available and affordable and we have developed key strategic partnerships with content and distribution companies in order to realise our vision. At CeBIT we will continue to show how we are uniquely poised to deliver on our promise of an evolving Connected Planet,” added Dutine.

At 3GSM, the worlds largest 3G cellular event taking place this week in Cannes, the company is already showcasing its latest ‘Emotive Messaging’ mobile handsets, multimedia software applications and semiconductor solutions for connected consumer applications. Philips adds a personal touch to messaging with the ‘Snap, Tag & Send’ concept creating a new category of mobile phones. Highlighted products within this concept are the new Philips 755 and 759 mobile phones. These enable users to send (via MMS) personalized photos, drawings and even handwritten notes and sound clips to family and friends thanks to the built-in touch screen.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 164,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For furthr information:
Nanda Huizing
Philips Consumer Electronics
Tel.:+31 653157884
Email:nanda.huizing@philips.com

Lydia Hall
Philips Corporate Communications
Tel.:+31651013764
Email:lydia.hall@philips.com

Philips CFO Updates Market at Citigroup Conference

Cannes, France, March 5, 2004 — Jan Hommen, Vice Chairman and CFO of Royal Philips Electronics (AEX: PHI, NYSE: PHG), will today address the Citigroup 2004 Investors’ Conference of Global Corporate Issuers in Cannes, France. Mr. Hommen will use this forum to review business targets achieved in 2003, while discussing Philips’ objectives for 2004.

Mr. Hommen will trace how Philips has exceeded its costs savings target of EUR 1 billion, has continued to focus its portfolio of core businesses and has brought all of these core business activities back into the black in 2003. In commenting on the past year’s performance, Mr. Hommen said: “We were able to achieve these goals in 2003 thanks to a clear management agenda backed by strict financial discipline — and it’s an approach we’ll continue to pursue as we move forward with our management agenda for 2004 and with our business targets for the coming years.”

While in Cannes, Mr. Hommen will discuss the company’s future targets, which include achieving consistent returns in excess of Philips’ cost of capital and a return on sales of 7 to 10 percent in two to three years time. Philips’ management agenda for 2004, which was announced at the company’s Annual Press Conference in February, will support meeting these targets. Included on the management agenda for 2004 is the target of achieving 14 percent EBITA in Medical Systems and moving toward a stable 4 to 4.5 percent income from operations in the Consumer Electronics business by the end of 2005.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 164,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), Amsterdam and other stock exchanges. News from Philips is located at www.philip.com/newscenter

‘Safe Harbor’ Statement under the Private Securities Litigation Reform Act of 1995

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, cost savings). By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates (in particular, changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates. Rankings are based on sales unless otherwise stated.

Use of Non-GAAP information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent GAAP measure and should be used in conjunction with the most directly comparable US GAAP measure(s). Unless otherwise indicated in this document, a discussion of the non-GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) is contained in the Annual Report 2003, ‘Financial Statements and Analysis’.

For further information:
Jayson Otke
Philips Corporate Communications
Tel.:+31 20 5977215
Email:jayson.otke@philips.com

March 17, 2004

Philips Accelerates Realization of Connected Planet Vision with Near Field Communication (NFC) Technology

Royal Philips Electronics (NYSE: PHG, AEX: PHI) today announced it is spearheading the development and support of Near Field Communication (NFC) technology. At a press conference at CeBIT, Philips expressed its commitment to adopt NFC in future applications to ensure consumers can access content and services in an easy way by simply touching smart objects and connecting devices by just holding them next to each other. Philips will also outline tomorrow its progress in gaining widespread support of NFC by industry leaders in mobile communications and consumer electronics.

“Our vision of the Connected Planet is that consumers have access to entertainment and services of their choice, anytime, anywhere in the home and on the move, in an intuitive and easy manner,” said Frans van Houten, CEO Philips Consumer Electronics Business Groups. “NFC has the potential to touch all areas of consumers’ lifestyle; therefore Philips will strongly promote the development of it in consumer electronics applications. Applications that we are reviewing are in the areas of easy product installation, in particular for connected devices in a wireless home network; paying for contents via a contactless smart card and exchanging contents (e.g. music or digital pictures) between a portable device and a HiFi system or TV.”

During CeBIT, Philips presents a NFC demo that showcases touch-based communications between a PDA and a Philips Streamium product so that consumers can connect wirelessly to Internet music services and purchase these, legally and securely, through e-payments by VISA.

“We recognize the rise of a new generation of Connected Consumers who desire access to information, entertainment and services. With these plans of NFC embedded into the next generation of Connected Planet products, we are taking a major step to make this all a reality,” said Scott McGregor, President and Chief Executive Officer, Philips Semiconductors. “The NFC technology, of which Philips is one of the co-developers, offers users access to content and services by simply touching smart objects and connecting devices, enabling easy transfer of information from address books to electronic transactions.”

Commercial availability of the first NFC-enabled products is foreseen by the end of this year. With partners like VISA, who are already working with various industry groups and technology companies to support wireless specifications for contactless chip smart card and proximity payments, Philips is looking at NFC becoming a commercial reality in the near future. Key for the acceptance of NFC will be the interoperability of CE devices, which Philips has always put its weight behind and will continue to do so.

Unlocking the Availability of New Digital Content

A number of initiatives are in place to make it easy and intuitive for consumers to access and acquire digital content, including partnerships with the payment and entertainment industries. At CeBIT, Philips will highlight its collaboration with Universal Music of France and VISA which sees all three firms working on the joint development and promotion of NFC to change the way digital content and services are distributed. This will enable e-payment for interactive content services, thereby providing a simple, secure and legal way to acquire digital music. Future applications include some very exciting possibilities such as smart posters that enable you to book, and pay for, a song or a concert ticket.

Contactless Solutions Designed for Connected Consumers

Consumers are seeking easier ways to enable wireless communication between their numberless electronic devices such as phones, computing and entertainment devices. NFC offers a natural way to link two devices. By holding them in close proximity, NFC enabled devices - regardless of type or manufacturer - immediately recognize each other and can exchange data in order to enhance user functionality.

Philips has been leading the development of contactless solutions where NFC is the latest example. Through NFC, Philips is enabling consumers to access digital entertainment, information and services. In doing so, a PDA can be used to execute credit card or debit card payment at the supermarket checkout and act as a ticket for public transport or events or can store vouchers or bonus points for loyalty schemes or memberships.

About Near Field Communication (NFC)

NFC technology evolved from a combination of contactless identification (RFID) and interconnection technologies. NFC operates in the 13.56 MHz frequency range, over a distance of typically a few centimetres. NFC technology is standardized in ISO 18092, ECMA 340, and ETSI TS 102 190. NFC is also compatible to the broadly established contactless smart card infrastructure based on ISO 14443 A, i.e. Philips MIFARE technology, as well as Sony’s FeliCa card.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 164,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For further information:
Jeannet Harpe
Philips Consumer Electronics
Tel.:+31 40 2735677
Email:jeannet.harpe@philips.com

Sajin Varghese
Philips Corporate Communications
Tel.:+31 20 5977425
Email:sajin.varghese@philips.com

Elisabeth Doerner
Philips Semiconductors
Tel.:+436641505803
Email:Elisabeth.Doerner@philips.com

Philips to Enable Consumers with Easy Access to the Digital World

CeBIT 2004: Announcement to Adopt Near Field Communications (NFC) in Future Connected Planet Products

Hannover, Germany, March 17, 2004 - Royal Philips Electronics (AEX: PHI, NYSE: PHG), today confirmed that it was leading cross industry support for Near Field Communications (NFC), and that NFC is being adopted in future Philips’ Connected Planet products. In addition, Philips confirmed details of an agreement with Nokia, Vodafone and Universal that will see the four companies partner to deliver consumers rich, multimedia DTV content onto their portable and mobile phone devices.

“We are leading the deployment of technologies such as NFC, WiFi and broadband that will enable consumers to easily access digital entertainment, information and services in any format. Through our collaboration with Visa we have fundamentally changed the way that consumers can access and now legally acquire digital entertainment, information or services,” said Dr. Gottfried Dutine, Executive Vice President Royal Philips Electronics and President & CEO of Philips Consumer Electronics at a press conference today in Hannover.

Philips’ reaffirmed its strategic vision of Connected Planet by providing details in the mobile product domain of its pilot program with Nokia, Vodafone and Universal. This collaboration marks the convergence between consumer electronics, mobile communications and broadcast entertainment, to provide new digital multimedia services that would be available on portable devices such as laptops, web-pads, car devices and TV sets in and outside the home.

“This is a significant agreement that will see four companies coming together to deliver high-value broadcast content onto a wide variety of mobile devices. This is clearly a value-added service we believe has the potential to increase average revenue per user for the mobile industry,” said Frans van Houten, Group Management Committee member and CEO of Philips’ Consumer Electronics Business Groups. “Perhaps more importantly this agreement is also an example of how Philips is making inroads to provide digital entertainment content and services to the world of portable devices in an intuitive manner for the consumer, where and when they like to, while addressing any concerns from the content industries through a secure delivery mechanism,” added van Houten.

Philips also announced its latest portable and mobile devices at CeBIT. The Philips HDD070 is a new 2 GB audio jukebox - just the size of a credit card - that includes a built-in FM radio, and can store up to 500 tracks in MP3 format. Philips also introduced a breakthrough in multimedia messaging with its Philips 755 mobile phone. Its unique ‘Snap, Tag & Send’ functionality makes it easy to send personalized photos, drawings and even handwritten notes to family and friends.

Photos can be taken in just a moment with the integrated VGA camera. Then they can be creatively edited on the phone itself, ‘tagged’ by writing or drawing directly on the phone’s touch screen with the stylus pen, and sent in just a few seconds.

Finally, Philips has turned the camcorder into a wearable device. The KeyRing 019 is the world’s most compact, wearable product, which allows consumers to both capture digital video and photographs, and carry their music and data with them in the form of a USB stick. It is capable of up to 25 minutes of continuous video recording, or can snap up to 200 still photos with 2 megapixel image quality.

In response to the current debate about the so-called battle for the living room, Dutiné said: “While PC hardware and software vendors encroach on traditional CE markets, each trying to deliver home entertainment solutions, Philips continues to play in both industries and is well placed to achieve significant growth as a result. Equally important, Philips is uniquely positioned to deliver rich, multimedia entertainment services, as well as interactive, personalized healthcare services to consumers within the digital home based on its competencies in storage, display, and connectivity,” said Dutiné. “We believe that demand for these services will be driven by wireless home networking and we are ideally position to ride that wave.”

In this context Dutiné underlined Philips’ recent alliances with major telecoms providers including Deutsche Telekom’s T-Com, France Telecom, BT, Telecom Italia, Belgacom, KPN and Telefónica to deliver high-value broadband services across Europe. As a next step, Philips is in discussions with its telecom partners about a go-to-market strategy for delivering digital patient monitoring services to European households.

Philips also continues to lead in delivering home entertainment solutions and at CeBIT, Philips will be demonstrating the latest additions to Philips’ Streamium family of products that enable the wireless transmission of digital media content throughout PC and A/V environments. Philips will begin adding Streamium functionality to its TV range this year, with the introduction of an LCD Flat TV with WiFi enabled broadband connection.

Dutiné went on to confirm that Philips’ vision of the Connected Planet promised a further evolution beyond the home environment into new digital domains such as the automotive arena. “Consumers expect the same quality and choice of infotainment in their cars as they have at home and in many cases the car is already equipped with CD, DVD or MP3 players that allow the driver to take their stored music from their home. We are working with our automotive partners to provide drivers with a seamless entertainment and information experience as a natural extension of our Connected Planet vision,” Dutiné said.

For further information about Philips’ activities at CeBIT including speeches by Philips executives, and press releases, please click the link below:
www.philips.com/cebit

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 164,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For further information:
Nanda Huizing
Philips Consumer Electronics
Tel.:+31 653157884
Email:nanda.huizing@philips.com

Ellen de Vries
Philips Research

Tel.:+31 653243037
Email:ellen.hwm.de.vries@philips.com

First-Generation Electronic Paper Display from Philips, Sony and E Ink to Be Used in New Electronic Reading Device

Tokyo, Japan, Amsterdam, The Netherlands, Cambridge, MA, USA, March 24, 2004 - Royal Philips Electronics (NYSE: PHG, AEX: PHI), Sony Corporation(NYSE: SNE) and E Ink Corporation announced today the world’s first consumer application of an electronic paper display module in Sony’s new e-Book reader, LIBRIé, scheduled to go on sale in Japan in late April. This “first ever” Philips’ display utilizes E Ink’s revolutionary electronic ink technology which offers a truly paper-like reading experience with contrast that is the same as newsprint.

The Electronic Paper Display is reflective and can be easily read in bright sunlight or dimly lit environments while being able to be seen at virtually any angle — just like paper. Its black and white ink-on-paper look, combined with a resolution in excess of most portable devices at approximately 170 pixels per inch (PPI), gives an appearance similar to that of the most widely read material on the planet — newspaper. Because the display uses power only when an image is changed, a user can read more than 10,000 pages before the four AAA Alkaline batteries need to be replaced. The unique technology also results in a compact and lightweight form factor allowing it to be ideal for highly portable applications.

Sony’s e-Book reader LIBRIé, the first device to utilize Philips’ display solution for enhanced reading, is similar in size and design to a paperback book. LIBRIé allows users to download published content, such as books or comic strips from the Internet, and enjoy it anywhere at any time. LIBRIé can store up to 500 downloaded books.

“In today’s mobile world, we know that the quality of the experience and ease-of-use are important in driving consumer adoption of mobile devices. Up until now, consumers have been less willing to adopt e-reading applications because of poor display quality on cumbersome devices,” said Mr. Yoshitaka Ukita, General Manager, e-Book Business Dept, Network Application & Content Service Sector, Sony Corporation. “This display solution provides a level of text clarity comparable to paper. Combined with our thin, lightweight device design, this novel e-Book reader offers users an enjoyable experience and the freedom to access material at their convenience.”

“While the way people experience entertainment has changed dramatically with the rapid growth of portable entertainment devices like music and movie players, the way people read books, magazines and newspapers has not,” said Jim Veninger, general manager, Emerging Display Technology, Philips Electronics. “The precision of this new high-resolution electronic ink display technology will revolutionize the way consumers read and access textual information.”

The commercialization of this revolutionary display technology is a result of a strategic collaboration started in 2001 among E Ink Corporation, Toppan Printing and Philips together with Sony. Over the past 3 years, the four companies have made significant developments in manufacturing the world’s first high-resolution electronic ink-based display module designed specifically for reading-intensive applications.

E Ink Corporation supplies electronic ink to their manufacturing partner Toppan Printing, who in turn processes the ink into a thin film called frontplane laminate. Philips integrates E Ink’s frontplane laminate with an active matrix backplane and adds the driving electronics component. Philips works with Sony to co-develop and customize display solutions for innovative mobile devices.

“E Ink is thrilled that our first commercial launch is in product by Sony”, said Russell Wilcox, president of E Ink Corporation. “Since the inception of our Company our goal has been to change the way people receive and view information. The strength of our partnerships with Philips and Toppan Printing has helped to make this dream a reality.”

The longstanding partnership has resulted in more than 100 patents between all of the companies in a wide range of innovations including chemistry, electronics and manufacturing processes.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 164,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

About E ink

E Ink Corporation was founded in 1997 to create a new medium for visual communications. E Ink’s electronic ink display technology helps unleash the full power of our connected world by uniquely combining a paper-like reading experience with the ability to access information anytime, anywhere. E Ink’s technology delivers the look, form and utility of paper encompassing broad design freedom, manufacturing flexibility and the ultimate in readability and portability. The company markets three types of displays: Ink-In-Motion&tm; displays for advertising and promotions; character and segmented displays for everything from signage to portable consumer products; and active-matrix graphical displays for smart handheld devices.

E Ink is a private corporation that includes among its investors and strategic partners VST, TOPPAN Printing Company, Philips Components, Air Products and Chemicals, Inc., Motorola, Inc., Lucent Technologies, Creavis GmbH, The Interpublic Group of Companies, Inc., Havas (a division of the Vivendi Group in France), Langenscheidt Verlag, The Hearst Corporation, Atlas Venture, Applied Technology and Solstice Capital. E Ink is headquartered in Cambridge, Massachusetts and has an office in Tokyo, Japan. For additional information, call 617-499-6000 or visit E Ink’s Web site at www.eink.com.

About Sony Corporation of America

Sony Corporation of America, based in New York City, is the U.S. subsidiary of Sony Corporation, headquartered in Tokyo. Sony is a leading manufacturer of audio, video, communications and information technology products for the consumer and professional markets. Its music, motion picture, television, computer entertainment, and online businesses make Sony one of the most comprehensive entertainment companies in the world. Sony’s principal U.S. businesses include Sony Electronics Inc., Sony Pictures Entertainment, Sony Music Entertainment Inc., and Sony Computer Entertainment America Inc. Sony recorded consolidated annual sales of over $56.9 billion for the fiscal year ended March 31, 2002, and it employs 168,000 people worldwide. Sony Corporation of America recorded over $18.5 billion in sales in the U.S. for the fiscal year ended March 31, 2002. Sony Corporation of America’s homepage is: www.sony.com/SCA/

For further information:
Koen Joosse
Philips Research (Europe)

Tel.:+31 402743703
Email:koen.joosse@philips.com

Yolanda Hunt-Boes
Sony (Europe)
Tel.:+49 30 25755313
Email:Yolanda.Hunt-Boes@eu.sony.com

Rick Clancy
Sony (USA)
Tel.:+1 201 9306909
Email:Rick.Clancy@am.sony.com

John Dolak
Sony (USA)
Tel.:+1 858 9422905
Email:John.Dolak@am.sony.com

Junko Sato
Sony (Japan)
Tel.:+81 3 54482200
Email:JunkoA.Sato@jp.sony.com

Daichi Yamafuji
Sony (Japan)
Tel.:+81-3-5448-2200
Email:Daichi.Yamafuji@jp.sony.com

Darren Bischoff or Jennifer Haight
E ink(USA)
Tel.:+1 6172348100
Email:pr@eink.com

Nancy Kidney
Philips (USA)
Tel.:+1 4084747020
Email:Nancy.kidney@philips.com

Kazuko Suzuki
Philips (Asia Pacific)
Tel.:+81 337405221
Email:Kazuko.Suzuki@philips.com

Philips Notified of Late Filing by MedQuist

Amsterdam, The Netherlands March 25, 2004 — Royal Philips Electronics (AEX: PHI, NYSE: PHG) has been informed that yesterday MedQuist Inc. (Nasdaq:MEDQ) announced that it will not be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 with the Securities and Exchange Commission (SEC) by the March 30 extended filing deadline.

On March 16, 2004, MedQuist filed a Form 12b-25 Notification of Late Filing with the SEC to disclose that it had delayed the filing of its Form 10-K pending completion of a review of the company’s billing practices. At the time of the filing of the Form 12b-25, MedQuist announced its intention to file the Form 10-K on or before March 30 if the review and the finalization of its audited financial statements were completed in time to permit the filing. MedQuist has now determined that the review will not be completed in time for the Form 10-K to be filed by March 30. At this time, the company is unable to predict when it will be in a position to file its Form 10-K. In addition, MedQuist is unable to assess whether the results of the review of its billing practices may have a material impact on its reported revenues, and consolidated results of operations and financial position.

MedQuist, which is listed on the Nasdaq, is a provider in the United States of medical transcription and healthcare documentation management and outsourcing services. The company offers digital dictation, transcription, Web-based coding, speech recognition and document delivery systems for electronic medical reports. As part of its activities, MedQuist operates a U.S. network of transcriptionists and serves approximately 3,000 clients through nationwide client service centers. In 2002, MedQuist had total sales of EUR 514 million and an income from operations of EUR 68 million. As of December 31, 2003, Philips held approximately 70.9 percent of MedQuist shares.

The full text of the MedQuist press release has been attached for your information. Philips will continue to inform its shareholders on this issue in an open and timely manner. MedQuist press release.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 164,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

‘Safe Harbor’ Statement under the Private Securities Litigation Reform Act of 1995 This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, cost savings). By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates (in particular, changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates. Rankings are based on sales unless otherwise stated.

Use of Non-GAAP information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent GAAP measure and should be used in conjunction with the most directly comparable US GAAP measure(s). Unless otherwise indicated in this document, a discussion of the non-GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) is contained in the Annual Report 2003, ‘Financial Statements and Analysis’.

For further information:
Jayson Otke
Philips Corporate Communications
Tel.:+31 20 5977215
Email:jayson.otke@philips.com

March 24, 2004 07:51 PM US Eastern Timezone

MedQuist Inc. Makes Announcement

MARLTON, N.J.—(BUSINESS WIRE)—March 24, 2004—MedQuist Inc. (NASDAQ:MEDQ) today announced that it will not be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 with the Securities and Exchange Commission (SEC) by the March 30 extended filing deadline.

On March 16, 2004, MedQuist filed a Form 12b-25 Notification of Late Filing with the SEC to disclose that it had delayed the filing of its Form 10-K pending completion of a review of the company’s billing practices. At the time of the filing of the Form 12b-25, MedQuist announced its intention to file the Form 10-K on or before March 30 if the review and the finalization of its audited financial statements were completed in time to permit the filing. MedQuist has now determined that the review will not be completed in time for the Form 10-K to be filed by March 30. At this time, the company is unable to predict when it will be in a position to file its Form 10-K.

The review of the company’s billing practices was initiated in response to assertions made by a company employee of potential improper billing practices. MedQuist’s Audit Committee initially was charged with responsibility for undertaking and completing the review, with the assistance of outside counsel and the accounting firm of PricewaterhouseCoopers. As a result of concerns as to the progress of the review including those expressed by MedQuist’s independent auditors, MedQuist’s Board of Directors has assumed responsibility for completing the review of billing practices and related matters, has designated a member of the Board to serve as the lead director in this undertaking, and will engage independent outside counsel and PricewaterhouseCoopers to advise the Board. The review will be completed as soon as possible, but MedQuist cannot at this time estimate when the review or the audit for fiscal year 2003 will be completed. In addition, at this time, MedQuist is unable to assess whether the results of the review of its billing practices may have a material impact on its reported revenues, and consolidated results of operations and financial position.

The statements above regarding client billing, the nature and duration of the ongoing review, and any other expectations or anticipated events are “forward-looking” statements within the meaning of the securities laws and regulations. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially.

Contacts:
MedQuist Inc.
Brian J. Kearns, 856-810-8000 x4418

April 13, 2004

Philips Reports Net Profit of EUR 550 Million in First Quarter

Report on the performance of the Philips Group

•	all amounts in millions of euros unless otherwise stated

•	the data included in this report are unauditedfinancial reporting according to US GAAP

Philips Reports Net Profit of EUR 550 Million in First Quarter

•	Nominal sales growth of 2% — comparable sales up 8% driven by Semiconductors and Consumer Electronics

•	Income from operations EUR 218 million

•	Unconsolidated companies contributed EUR 457 million to net income — this included EUR 156 million for a gain related to Atos Origin

•	Cash flow from operating activities of EUR 404 million

•	Net debt : group equity ratio 18 : 82

The first quarter 2004

Philips recorded a net income of EUR 550 million (a profit of EUR 0.43 per share) versus a loss of EUR 69 million (a loss of EUR 0.05 per share) in the same period last year.

Nominal sales amounted to EUR 6,631 million and increased by 2% over the same period last year. Weaker US dollar and dollar-related currencies had a downward effect of 7%, while various consolidations had a 1% upward effect. Comparable sales increased by 8%, predominantly driven by strong sales growth at Semiconductors and Consumer Electronics. Sales growth at Medical Systems was also solid.

Income from operations was a profit of EUR 218 million, an increase compared to Q1 2003 of EUR 186 million. The main increase came from improved performance at Semiconductors, supported by higher sales, improved margins, and the benefits of earlier restructurings.

Unconsolidated companies contributed EUR 457 million to net income; an improvement of EUR 481 million over Q1 2003. Contributing to these improved results was a dilution gain of EUR 156 million on Philips’ participation in Atos Origin. Results from LG.Philips LCD were EUR 215 million; an increase of EUR 232 million, driven by much higher sales volumes and increased panel prices.

Cash flow from operating activities was an inflow of EUR 404 million. In Q1 2003, cash flow from operating activities was an outflow of EUR 205 million. Inventories as a percentage of sales was 12.1%, which was exactly the same as at the end of Q1 2003.

‘Safe Harbor’ Statement under the Private Securities Litigation Reform Act of 1995

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, cost savings).

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates (in particular, changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates. Rankings are based on sales unless otherwise stated.

Use of Non-GAAP information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent GAAP measure and should be used in conjunction with the most directly comparable US GAAP measure(s). Unless otherwise indicated in this document, a discussion of the non-GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) is contained in the Annual Report 2003, ‘Financial Statements and Analysis’.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 164,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For further information:

Gerd Götz
Head of Media Relations
Royal Philips Electronics
Tel.:+31205977213
Email:gerd.goetz@philips.com